EnviroMission

EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

07025675

Tuesday 10 July, 2007

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed company announcement: **Discovery Channel Blows Lid off Australia's Dirty Secret to Find EnviroMission's Ray of Sunshine**, released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY).

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

EnviroMission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 10 July, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

Discovery Channel Blows Lid off Australia's Dirty Secret to Find EnviroMission's Ray of Sunshine

EnviroMission's Solar Tower technology is highlighted as a future energy solution on Discovery Channel's landmark series: Building the Future – The Search for Ultimate Energy, premiering July 10 at 9:30pm AEST.

Solar Tower technology is promoted as a positive step in the right direction to balance Australia's dirty secret that it is one of the largest per capita greenhouse gas emitters.

With abundant solar radiation and world class engineering ingenuity, Australia has the means to build a cleaner future through renewable energy generation – EnviroMission's plans for Solar Tower development are shown to be a step in the right direction in the search for the ultimate energy solution.

EnviroMission is developing Solar Tower technology as the full impact of energy pollution and its effects on clean air and the climate are being understood by the broader community; Roger Davey, EnviroMission Chief Executive Officer, commends programmes like Discovery Channel's Building the Future, saying they are "critical to stimulating awareness about the problems associated with powering our future at the same time as presenting hope through realistic solutions.

"EnviroMisssion is proud to be working towards an energy solution and is grateful for the recognition this programme brings to this endeavour" Mr Davey concluded.

Ends.

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

END